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EXHIBIT 21.1


                         SUBSIDIARIES OF THE REGISTRANT


At December 31, 2005, the Company had five directly wholly owned subsidiaries:

    Morton Metalcraft Co., an Illinois corporation

    Morton Metalcraft Co., of North Carolina, a North Carolina corporation

    B & W Metal Fabricators, Inc., a North Carolina corporation

    Mid-Central Plastics, Inc., an Iowa corporation (operations sold June, 2003)

    Morton Metalcraft Co. of South Carolina, a South Carolina corporation